BAKER & McKENZIE

貝克·麥堅時律師事務所

RECEIVED

07027789

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
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www.bakernet.com

November 1, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated October 24, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Chun-Hui Lin

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

Encl.

BAKER & MCKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on October 24, 2007:

1. 2007 Third Quarterly Results, released on October 29, 2007.
2. Overseas Regulatory Announcement – Resolutions of the 22nd Meeting of the 4th Session of the Board of Directors, released on October 29, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

2007 THIRD QUARTERLY RESULTS

華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") is required to publish its quarterly results pursuant to and in accordance with the relevant PRC laws and regulations.

All financial information set out in the Company's 2007 third quarterly report (the "Quarterly Report") is unaudited, and the relevant financial statements are prepared in accordance with the PRC Accounting Standards for Business Enterprises ("PRC ASBE").

This announcement is made in compliance with the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1 IMPORTANT NOTICE

1.1 In accordance with the relevant PRC regulatory requirements, the board of directors (the "Board") , supervisory committee of the Company and its directors (the "Directors"), supervisors and senior management confirm that there are no misrepresentation, misleading statements or material omission contained in the Quarterly Report, and collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

1.2 All of the Directors, in person, attended the 22nd meeting of the fourth session of the Board.

1.3 Mr. Cao Peixi (Chairman of the Company), Mr. Zhu Fangxin (Chief Accountant) and Mr. Tao Yunpeng (Head of the accounting department) have confirmed the truthfulness and completeness of the financial statements in the Quarterly Report.

1.4 All financial information set out in the Quarterly Report is unaudited, and the financial statements are prepared in accordance with the PRC ASBE.

1.5 This announcement is made in compliance with the disclosure requirements under Rule 13.09 of the Hong Kong Listing Rules.

2 COMPANY PROFILE

2.1 Major unaudited financial data and financial indicators

Currency: RMB (unaudited)

	End of current reporting period	End of last year	Increase /(decrease) from end of last year (%)
Total assets (RMB'000)	62,930,221	54,275,875	15.95
Shareholders' equity (excluding minority interests) (RMB'000)	13,922,193	13,448,058	3.53
Net assets per share (RMB)	2.31	2.23	3.53
	From the beginning of the year to the end of reporting period (Jan-Sept)		Increase/(decrease) from the corresponding period of last year (%)
Net cash inflow from operating activities (RMB'000)	5,160,159		44.98
Net cash flow from operating activities per share (RMB)	0.86		44.98
	Current reporting period (Jul-Sept)	From the beginning of the year to the end of current reporting period (Jan-Sept)	Increase/(decrease) from the corresponding period of last year (%)
Net profit (RMB'000)	311,544	857,952	(12.67)
Basic earnings per share (RMB)	0.052	0.142	(12.67)
Basic earnings per share after deducting non-recurring items (RMB)	-	0.142	-
Diluted earnings per share (RMB)	0.052	0.142	(12.67)
Return on net assets (%)	2.24	6.16	Decrease 0.51 percentage point
Return on net assets after deducting non-recurring items (%)	2.18	6.15	Decrease 0.58 percentage point

Non-recurring items	From the beginning of the year to the end of reporting period (Jan-Sept) Amount (RMB'000)
Non-operating income	19,744
Loss from financial derivatives	(10,632)
Non-operating expenses	(3,970)
Income tax impact	(2,138)
Non-recurring items attributable to minority interests	(708)
Total	2,296

2.2 Total number of shareholders and top 10 registered holders of listed shares not subject to trading moratorium as at the end of the reporting period

Total number of shareholders as at the end of the reporting period:	177,033 shareholders	
Particulars of the top 10 holders of listed shares not subject to trading moratorium		
Unit: Shares		
Name of shareholders (full name)	Number of listed shares not subject to trading moratorium held as at the end of the reporting period	Class of shares
HKSCC Nominees Limited	1,425,917,900	Overseas listed foreign shares
Shandong International Trust Corporation	252,582,811	Ordinary shares denominated in RMB
Shandong Luneng Development (Group) Company Limited	81,344,668	Ordinary shares denominated in RMB
China Huadian Corporation	60,088,467	Ordinary shares denominated in RMB
Haitong - Bank of Communications - Nikko Asset Management Co., Ltd. - Nikko AM RMB A Share Parent Fund	37,999,797	Ordinary shares denominated in RMB
Zaozhuang City Infrastructure Investment Company	18,800,018	Ordinary shares denominated in RMB
Bank of China – E Fund Active Growth Equity Fund	13,686,598	Ordinary shares denominated in RMB
ICBC-E Fund Value Selective Stock Securities Investment Fund	13,662,644	Ordinary shares denominated in RMB
Bank of China – AIG-Huatai Flourishing China Stock Securities Investment Fund	11,239,937	Ordinary shares denominated in RMB
Bank of China –AIG-Huatai Active Growth Mixed Equity Fund	10,744,784	Ordinary shares denominated in RMB

3 SIGNIFICANT EVENTS

3.1 Disclosure as to and reasons for material changes in major accounting items and financial indicators of the Company

In the first three quarters of 2007, all of the Company's generating units maintained safe and steady running with a sound overall performance. The Company achieved the power generation of 46.61 million MWh in the first three quarters of 2007, representing an increase of 27.34% over the corresponding period of the previous year; it achieved the on-grid electricity of 43.36 million MWh, representing an increase of 26.82% over the corresponding period of the previous year.

For the first three quarters of 2007, operating income of the Company amounted to RMB13,667 million, representing an increase of 26.98% over the corresponding period of the previous year; operating cost amounted to RMB10,938 million, representing an increase of 29.28% over the corresponding period of the previous year; operating profit amounted to RMB1,296 million, representing a decrease of 13.08% over the corresponding period of the previous year; net profit amounted to RMB858 million (net profit for the first three quarters of 2006 amounted to RMB855 million as set out in the third quarterly report for 2006 published on 25 October 2006, see the website of Shanghai Stock Exchange (the "SSE"): www.sse.com.cn for details), representing a decrease of 4.51% compared with the corresponding period of the previous year. Earnings per share was RMB0.142. The decrease in net profits was mainly attributable to the further increase in the coal price and decrease in the utilization hours. As at 30 September 2007, net assets value per share of the Company was RMB2.31.

Financial expenses for the first three quarters amounted to RMB944 million, representing an increase of RMB601 million or 175.16% over the corresponding period of the previous year, mainly due to the loan interest of newly operated generating units charging into income statement.

During the reporting period, the second super-critical generating unit with capacity of 660MW of Huadian Xinxiang Power Generation Company Limited, the first super-critical generating unit with capacity of 600MW of Anhui Huadian Suzhou Power Generation Company Limited and the second sub-critical generating unit with capacity of 600MW of Huadian Ningxia Lingwu Power Generation Company Limited subordinated to the Company, had respectively completed the 168-hour trial operation at full loaded capacity as required by the PRC on 22 August 2007, 2 September 2007 and 22 September 2007, with an aggregate installed capacity of 1,860MW. As at 30 September 2007, the total installed capacity controlled or invested by the Company amounted to 20,154.7MW, and the equity installed capacity amounted to 16,062.2MW.

Since 2007, the Company has respectively shut down certain small thermal generating units of Huadian Tengzhou Xinyuan Power Company Limited and Huadian Zibo Power Company Limited as planned, with a total capacity of 67MW.

3.2 Note and analysis on the progress of significant events and their impact and solution

Projects in the earlier stage: the two heat and electricity cogenerating units with a capacity of 300MW each of the Company in Luohe City, Henan Province were granted with approval from the State Development and Reform Commission to start preliminary work.

3.3 Status of performance of undertakings made by the Company, shareholders and de facto controllers

(1) China Huadian Corporation ("China Huadian") will not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting of the listing status of non-circulating shares of the Company. Moreover, China Huadian will also comply with the same undertakings for its 196,000,000 placing A shares and the 58,800,000 shares offered to it under the share reform. China Huadian has performed the above undertakings during the reporting period.

(2) China Huadian will increase its holding of the Company's circulating A shares at the right time within two months after the implementation of the share reform proposal of the Company. The amount contributed will not be more than RMB300 million and the number of shares to be acquired by China Huadian will not be more than 120,000,000 shares. China Huadian will not sell the acquired shares and will duly discharge the obligation of relevant information disclosure during the period of the acquisition of the acquired social public shares of the Company and within 6 months after the completion of such acquisition. China Huadian has performed the above undertakings during the reporting period.

(3) Upon the official promulgation and implementation of the relevant regulations in relation to the incentive plan for the management of listed companies by the State, China Huadian will proactively procure an incentive plan for the management of the Company. The Company is exploring implementation of such a plan at present.

(4) During the reporting period, in accordance with relevant content of the share reform plan of the Company, the aggregate amount of shares held by Shandong International Trust Corporation, Shandong Luneng Development (Group) Company Limited and Zaozhuang City Infrastructure Investment Company is 401,198,896, with their respective holding of the listed circulating shares held as to 5%, 1.35%, and 0.31% of the total share capital of the Company with a 12-month moratorium period. The moratorium period for the shares expired on 1 August 2007. In accordance with Work Memorandum of Share Reform (No. 14): requirements on listing and trading of the circulating shares subject to moratorium and pursuant to other laws and regulations, an application had been made to the SSE for unlocking such shares after the approval by the Board. The right of listing and circulation of the shares had been obtained on 19 September 2007 after approval by the SSE. Please refer to the announcement dated 13 September 2007 issued by the Company for details.

3.4 Details of equity interest in unlisted financial institution and pre-listing company held by the Company

Name of investee	Initial investment amount (RMB'000)	Number of shares (share)	Percentage to total share capital of the Company (%)	Book value at the end of the period (RMB'000)
China Huadian Finance Corporation Limited	147,360	120,000,00	15	190,942
Subtotal	147,360	120,000,00	—	190,942

The Company's unaudited consolidated balance sheet and balance sheet as at 30 September 2007, consolidated income statement and income statement, consolidated cash flow statement and cash flow statement for the nine months ended 30 September 2007 (all prepared in accordance with the PRC ASBE) are published on the website of the SSE (www.sse.com.cn).

By order of the Board
Huadian Power International Corporation Limited*
Chairman
Cao Peixi

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
29 October 2007

*For identification only

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))
(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS OF THE 22ND MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 22nd meeting (the "Meeting") of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was convened at 9:00 a.m. on 29 October 2007 at the meeting room of the Company's Beijing office by means of correspondence. Mr. Cao Peixi, chairman of the Board, presided over the Meeting, and 12 directors of the Company attended the Meeting in person. The Meeting was convenced in compliance with the relevant laws and regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the Meeting as non-voting participants. The following resolutions were passed, *inter alia*, upon voting by directors attending the meeting:

1. Considered and approved the Third Quarterly Report 2007 of the Company prepared under the PRC Accounting Standards for Enterprises and in accordance with the requirements of the China Securities Regulatory Commission (the "CSRC"), and authorized the Secretary to the Board to amend at his discretion and to timely publish the same pursuant to the relevant regulations of the Listing Rules of Shanghai Stock Exchange and the simultaneous disclosureon The Stock Exchange of Hong Kong Limited;

2. Considered and approved the Rectification Report on Corporate Governance and Specific Activities (the "Rectification Report"), approved the submission of the Rectification Report to the Shandong Regulatory Bureau of the CSRC, and authorized

the Secretary to the Board to amend at his discretion and to timely publish the same pursuant to the requirements of relevant regulatory institutions (Details of the Rectification Report are available on the website of the Shanghai Stock Exchange at http://www.sse.com.cn); and

3. Considered and approved The Proposal on the Appointment and Dismissal of the Company's Deputy General Manager (《關于聘任及解聘公司副總經理的議案》), and unanimously approved the appointment of Mr. Peng Guoquan as the Company's Deputy General Manager, and the stepping down of Mr. Gou Wei from the position of Deputy General Manager of the Company. The independent directors of the Company unanimously agreed on the above changes in personnel, which came into effect on 13 October 2007. Mr. Peng Guoquan, Chinese, born in October 1966, a research student and senior engineer, is now the Deputy General Manager of the Company. Mr. Peng graduated from the Huazhong University of Science and Technology majoring in thermal energy power. He has 18 years' experience in power generation and management. Before joining the Company, Mr. Peng had worked at Qingshan Thermal Power Plant, Wuchang Thermal Power Plant and Anhui Huadian Wuhu Power Generation Company Limited.

By order of the Board

Huadian Power International Corporation Limited*

Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
29 October 2007

* *For identification only*

END